December 6, 2018

Mr. Craig Arakawa, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Beverages, Apparel and Mining
100 F Street, N.E.
Washington, D.C. 20549

Re:        Chemed Corp.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 26, 2018
File No. 001-08351

Dear Mr. Arakawa:

On behalf of Chemed Corporation (“Chemed” or the “Company”), this letter is sent in response to your office’s comment letter dated November 29, 2018.  For your convenience, each response is prefaced by the Staff’s corresponding comment in italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations Reconciliation of Adjusted Net Income, page 101

1.
We note you present certain adjustments in your non-GAAP performance measures Adjusted Net Income and Adjusted Diluted Earnings Per Share net of income taxes both here and at page 36 of your Form 10-Q for the quarter ended September 30, 2018.  Please revise to present the effect of income taxes as a separate adjustment and expand your disclosure to clearly explain how the tax effect of non-GAAP adjustments are calculated.  Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued April 4, 2018.

We acknowledge the Staff’s comment and advise the Staff that in future reconciliations of GAAP net income to non-GAAP adjusted net income and adjusted diluted earnings per share, reconciling items will be presented before income taxes with a separate line attributable to total income taxes associated with those reconciling items.  We will begin to use the revised presentation beginning with our next financial report filing, Form 10-K for the fiscal year ended December 31, 2018.  The proposed revised presentation using amounts from Form 10-K for the fiscal year ended December 31, 2017 is shown below:

CHEMED CORPORATION AND SUBSIDIARY COMPANIES
RECONCILIATION OF ADJUSTED NET INCOME
(in thousands, except per share data)(unaudited)

	For the Years Ended December 31,
	2017	2016	2015
Net income as reported	$98,177	$108,743	$110,274

Add/(deduct) pre-tax cost of:
Litigation settlements	84,476	-	-
Stock option expense	10,485	8,330	5,445
Loss on sale of transportation equipment	5,266	-	-
Long-term incentive compensation	4,994	1,930	7,519
Expenses related to OIG investigation	5,194	5,260	4,974
Program closure expenses	1,138	-	-
Medicare cap sequestration adjustment	447	228	-
Early retirement expenses	-	4,491	-
Net expenses related to litigation settlements	213	45	5
Expenses related to securities litigation	-	-	37
Acquisition expenses	-	-	172
Add(deduct) tax impacts:
Tax impact of the above pre-tax adjustments (1)	(42,102)	(7,540)	(6,759)
Impact of tax reform	(8,302)	-	-
Excess tax benefits on stock compensation	(18,932)	-	-
Adjusted net income	$141,054	$121,487	$121,667

Diluted Earnings Per Share As Reported
Net income	$5.86	$6.48	$6.33
Average number of shares outstanding	16,742	16,789	17,422

Adjusted Diluted Earnings Per Share
Net income	$8.43	$7.24	$6.98
Average number of shares outstanding	16,742	16,789	17,422

(1) The tax impact of pre-tax adjustments was calculated using the applicable effective tax rate.

The "Footnotes to Financial Statements" are integral parts of this financial information.

If a member of the Staff has any questions concerning this matter or needs additional information, he or she should contact David Williams, Executive Vice President and CFO, or the undersigned at (513) 762-6690.

Very truly yours,

CHEMED CORPORATION

BY:	/s/ Michael D. Witzeman

Michael D. Witzeman
Vice President and Controller

cc:	Audit Committee of the Board of Directors

PricewaterhouseCoopers, LLP